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July 29, 2016
Christian Windsor
Special Counsel
Office of Financial Services
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Central Valley Community Bancorp
Registration Statement on Form S-4
Pre-Effective Amendment No. 1
File No. 333-212063
Dear Mr. Windsor:
Central Valley Community Bancorp (“Registrant”) has filed its pre-effective Amendment No. 2 (the “Amendment”) to its registration statement No. 333-212063 on Form S-4 (“Registration Statement”) relating to the registration of Registrant’s common stock to current holders of common stock in Sierra Vista Bank (“SVB”) in connection with the merger of SVB into Registrant’s wholly owned subsidiary, Central Valley Community Bank.
In the Amendment, the Registrant has made revisions to address the comments in your July 22, 2016 letter regarding the Registration Statement (the “Letter”), as well as other revisions it has deemed appropriate. A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.
To assist your review, this letter contains details relating to revisions to the Registrant’s disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.
Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.
Responses to Comments
Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.
Questions and Answers About the Merger
1.    The prospectus has been amended to reflect the SVB shareholders’ equity account value as of June 30, 2016, calculated after adjustments that would be required under the merger

Christian Windsor
United States Securities and Exchange Commission
July 29, 2016

agreement. The disclosures set out the dollar amounts of the specific adjustments. The parties presently know of no other material adjustments required to be reflected.
What will I receive in exchange for my Sierra Vista Bank shares in the merger?
2.    The discussion of adjustments to merger consideration has been expanded, to reflect the calculations that would be used in the event a material over-performance of the Registrant stock price permits a termination (“Over-Performance Termination”) and merger consideration adjustment under the merger agreement. The revised disclosure describes the calculations required, both as to whether an Over-Performance Termination could occur and as to a potential merger consideration adjustment, and provides an example using a recent stock price of the potential impact on the merger consideration if SVB determined to prevent an Overperformance Termination. The revised disclosure further includes a statement that SVB would not re-solicit shareholders in the event of an Over-performance Termination, and describes the fiduciary duties of the SVB Board of Directors, and the factors that they would consider pursuant to exercise of those duties, in determining whether to prevent an Over-Performance Termination, should one occur. The revised disclosure also notes the voting date and the expected closing date.
Exhibits
3.    Exhibit 8 has been revised to address this comment.
4.    The consent of the auditors to inclusion of their report in Amendment No. 2 is dated as of the filing date.
Very truly yours,
Downey Brand LLP
Bruce Dravis

BD:jdw